UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Healthcare Corporation of America
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

81661A404
(Cusip Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81661A404	Page 2

1	NAME OF REPORTING PERSON: Partners for Growth III, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 26-4085062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 949,019*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 949,019*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 949,019*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

* The number of shares reported as beneficially owned includes 268,889 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by SVB Financial Group for which PFG3LLC disclaims beneficial ownership. The number of shares beneficially owned excludes shares issuable upon conversion of convertible notes and warrants that are not convertible if and to the extent that the issuance of shares on such conversion would cause the ownership of the PFG Parties to exceed 9.99% of the Issuer’s outstanding common stock. See Item 4.

CUSIP No. 81661A404	Page 3

1	NAME OF REPORTING PERSON: Partners for Growth III, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 27-1477996
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 949,019*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 949,019*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 949,019*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

* The number of shares reported as beneficially owned includes 268,889 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by SVB Financial Group for which PFG3 disclaims beneficial ownership. The number of shares beneficially owned excludes shares issuable upon conversion of convertible notes and warrants that are not convertible if and to the extent that the issuance of shares on such conversion would cause the ownership of the PFG Parties to exceed 9.99% of the Issuer’s outstanding common stock. See Item 4.

CUSIP No. 81661A404	Page 4

1	NAME OF REPORTING PERSON: PFG Equity Investors, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 27-1817459
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 949,019*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 949,019*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 949,019*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

* The number of shares reported as beneficially owned includes 268,889 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by SVB Financial Group for which PFGEI disclaims beneficial ownership. The number of shares beneficially owned excludes shares issuable upon conversion of convertible notes and warrants that are not convertible if and to the extent that the issuance of shares on such conversion would cause the ownership of the PFG Parties to exceed 9.99% of the Issuer’s outstanding common stock. See Item 4.

CUSIP No. 81661A404	Page 5

1	NAME OF REPORTING PERSON: Andrew Kahn
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 949,019*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 949,019*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 949,019*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* The number of shares reported as beneficially owned includes 268,889 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by SVB Financial Group for which Mr. Kahn disclaims beneficial ownership. The number of shares beneficially owned excludes shares issuable upon conversion of convertible notes and warrants that are not convertible if and to the extent that the issuance of shares on such conversion would cause the ownership of the PFG Parties to exceed 9.99% of the Issuer’s outstanding common stock. See Item 4.

CUSIP No. 81661A404	Page 6

1	NAME OF REPORTING PERSON: Donald M. Campbell
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 949,019*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 949,019*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 949,019*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* The number of shares reported as beneficially owned includes 268,889 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by SVB Financial Group for which Mr. Campbell disclaims beneficial ownership. The number of shares beneficially owned excludes shares issuable upon conversion of convertible notes and warrants that are not convertible if and to the extent that the issuance of shares on such conversion would cause the ownership of the PFG Parties to exceed 9.99% of the Issuer’s outstanding common stock. See Item 4.

CUSIP No. 81661A404	Page 7

1	NAME OF REPORTING PERSON: Jason Georgatos
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 949,019*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 949,019*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 949,019*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* The number of shares reported as beneficially owned includes 268,889 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by SVB Financial Group for which Mr. Georgatos disclaims beneficial ownership. The number of shares beneficially owned excludes shares issuable upon conversion of convertible notes and warrants that are not convertible if and to the extent that the issuance of shares on such conversion would cause the ownership of the PFG Parties to exceed 9.99% of the Issuer’s outstanding common stock. See Item 4.

CUSIP No. 81661A404	Page 8

1	NAME OF REPORTING PERSON: SVB Financial Group
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 91-1962278
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 268,889*
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 268,889*
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 268,889*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 2.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC

* The number of shares reported as beneficially owned are represented by shares of Common Stock issuable upon the exercise of an outstanding warrant.

Item 1

(a) Name of Issuer:

Healthcare Corporation of America (f/k/a Selway Capital Acquisition Corp.)

(b) Address of Issuer’s Principal Executive Offices:

66 Ford Road, Suite 230, Denville, NJ 07834.

Item 2

(a) Names of Persons Filing:

Each of the following is a reporting person (“Reporting Person”):

Partners for Growth III, LLC, a Delaware limited liability company (“PFG3LLC”)
Partners for Growth III, L.P., a Delaware limited partnership (“PFG3”)
PFG Equity Investors, LLC, a Delaware limited liability company (“PFGEI”)
Andrew Kahn
Donald M. Campbell
Jason Georgatos
SVB Financial Group

(b) Address or principal business office or, if none, residence:

The principal business address of each Reporting Person other than SVB Financial Group is 150 Pacific Avenue, San Francisco, CA 94111. The principal business address of SVB Financial Group is 3003 Tasman Drive, Santa Clara, CA 95054.

(c) Citizenship:

Reference is made to the response to item 4 on each of pages 2-8 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

(d) Title and Class of Securities:

Common Stock, par value $0.0001 per share.

(e) CUSIP No.:

81661A404

Item 3.

Not applicable.

Item 4. Ownership

     Reference is hereby made to the responses to items 5-9 and 11 of pages 2 - 8 of this Schedule, which responses are incorporated by reference herein.

     The securities to which this Schedule relates (the “Shares”), are (i) shares of common stock issuable upon the conversion of (a) an amended and restated senior convertible note and a senior convertible note (together, the “Notes”), each held by PFG3 pursuant to that certain Loan and Security Agreement (the “Loan Agreement”), dated as of July 17, 2013, by and among the Issuer, PFG3 and various other parties thereto, as amended pursuant to that certain Forbearance, Waiver and Modification Agreement No. 1 to Loan and Security Agreement (the “Modification Agreement”), dated as of December 31, 2013, by and among the Issuer, PFG3 and various other parties thereto (the “Loan”), and (b) warrants to purchase up to an aggregate of 555,555 shares of common stock (subject to the Conversion Limitation described below), exercisable for $3.00 per share at any time on or prior to July 17, 2018 (the “Warrants”), of which, in connection with the Loan, warrants to purchase up to 250,000 shares of common stock were issued to PFG3 (the “PFG3 Warrant”), warrants to purchase up to 36,666 shares of common stock were issued to PFGEI (the “PFGEI Warrant” and, together with the PFG3 Warrant, the “PFG Warrants”) and warrants to purchase up to 268,889 shares of common stock were issued to SVB Financial Group and (ii) 425,000 shares of common stock issued to PFG3 in connection with the Modification Agreement (the “PFG3 Shares”).

     The conversion price of the Notes is $2.50 per share. The aggregate principal amount of the Notes is $5,500,000, which is convertible into 2,200,000 shares of common stock at the current conversion price, subject to the Conversion Limitation described below. The conversion prices of the Notes and Warrants are subject to standard adjustments, including but not limited to stock splits, dividends, and reclassifications of securities. Additionally, the Warrants can be exercised on a cashless basis by paying the exercise price by surrendering the warrants for that number of shares equal in value to the exercise price.

     The Issuer also issued to PFG3, PFGEI and SVB Financial Group an aggregate of 2,200,000 warrants (the “Conditional Warrants”) that are not exercisable unless and until the Company chooses to prepay the Loan in full, of which warrants to purchase up to 990,000 shares of common stock were issued to PFG3, warrants to purchase up to 145,200 shares of common stock were issued to PFGEI and warrants to purchase up to 1,064,800 shares of common stock were issued SVB Financial Group. Upon the Company’s optional prepayment of the Loan in full, the Notes will be extinguished and will no longer be convertible for shares of common stock, however, the Conditional Warrants will become exercisable for $2.50 per share. The Conditional Warrants will expire on July 17, 2018 and, once exercisable, are subject to the same cashless exercise and price adjustment terms as the Warrants and the Conversion Limitation described below.

     Each of the Notes, the Warrants and the Conditional Warrants are subject to a conversion limitation (the “Conversion Limitation”) that provides that the Issuer shall not effect any conversion of the Notes, the Warrants or the Conditional Warrants or any other convertible security held by PFG3, PFGEI, SVB Financial Group and their respective affiliates or any other persons who hold equity securities of the Issuer that are or may be deemed to be beneficially owned by PFG3, PFGEI or SVB Financial Group, including any group of which PFG3, PFGEI or SVB Financial Group is a member (together, the “PFG Parties”), and no PFG Party shall have the right to convert the Notes, the Warrants, the Conditional Warrants or any other convertible security held by such PFG Party in whole or in part, to the extent that, after giving effect to such attempted conversion, the PFG Parties would collectively beneficially own more than 9.9% of the outstanding common stock of the Issuer.

     The aggregate amount of shares of common stock reported as beneficially owned by each of the Reporting Persons in this Schedule includes the shares of common stock issuable pursuant to the Warrant to purchase up to 268,889 shares of common stock issued to SVB Financial Group in connection with the Modification Agreement, subject to the Conversion Limitation, for which the Reporting Persons (other than SVB Financial Group) disclaim beneficial ownership.

     The aggregate amount of shares of common stock beneficially owned by each of the Reporting Persons and reported in this Schedule excludes (i) the shares of common stock issuable pursuant to the Conditional Warrants, which are not currently exercisable or exercisable within 60 days, and (ii) the shares of common stock that would otherwise be issuable upon conversion of the Notes and/or exercise of the Warrants, but for the Conversion Limitation.

     PFG3, PFG3LLC, PFGEI, Andrew Kahn, Donald M. Campbell and Jason Georgatos, on one hand, and SVB Financial Group, on the other hand, may be deemed to be a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of PFG3, PFG3LLC, PFGEI, Andrew Kahn, Donald M. Campbell and Jason Georgatos, on one hand, and SVB Financial Group, on the other hand, disclaims beneficial ownership of the shares held by, or issuable upon exercise of any warrant or conversion of any convertible securities held by, the other or its affiliates.

     PFG3LLC, as PFG3’s general partner, and Andrew Kahn and Donald M. Campbell, as controlling members and Managers of PFG3LLC, may be deemed to beneficially own the PFG3 Shares and the shares of common stock issuable to PFG3 upon conversion of the Notes or exercise of the PFG3 Warrant for the purposes of Rule 13d-3 of the Act, insofar as they may be deemed to have the power to direct the voting or disposition of such shares. Andrew Kahn and Donald M. Campbell as Managers and controlling members of PFGEI and Jason Georgatos as a controlling member of PFGEI, may be deemed to beneficially own the shares of common stock issuable to PFGEI upon conversion of the PFGEI Warrant for the purposes of Rule 13d-3 of the Act, insofar as they may be deemed to have the power to direct the voting or disposition of such shares, and the PFG3 Shares and the shares of common stock issuable to PFG3 upon conversion of the Notes or exercise of the PFG3 Warrant insofar as they may be deemed to be a group under Section 13(d)(3) of the Act with PFG3 and PFG3LLC.

     Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that PFG3, PFG3LLC, PFGEI, Andrew Kahn, Donald M. Campbell, Jason Georgatos or SVB Financial Group are or were, for any other purpose, the beneficial owners of any of the Shares, and each of PFG3, PFG3LLC, PFGEI, Andrew Kahn, Donald M. Campbell, Jason Georgatos and SVB Financial Group disclaims all beneficial ownership as to the Shares, except to the extent of his or its pecuniary interests therein, if any.

     Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities may be deemed the “beneficial owners” of some or all of the Shares insofar as they may be deemed to share the power to direct the voting or disposition of the Shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is or was, for any purpose, the beneficial owner of any of the Shares, and such beneficial ownership is expressly disclaimed.

     The calculation of percentage of beneficial ownership in Item 11 of pages 2 - 8 was derived from capitalization representations made by the Issuer in connection with the Modification Agreement, in which the Issuer stated that the number of shares of common stock outstanding as of December 18, 2013 was 8,637,038, prior to giving effect to the 425,000 shares of common stock issued to PFG3 in connection with the Modification Agreement.

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

     Reference is hereby made to Item 4 of this Schedule, which Item is hereby incorporated by reference herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     The Reporting Persons are filing this Schedule 13G jointly. The Reporting Persons may be deemed to be a group pursuant to Rule 13d-5 of the Act.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 14, 2014

PARTNERS FOR GROWTH III, L.P.
By: Partners for Growth III, LLC
Its: General Partner

By:	/s/ Andrew Kahn
Name:	Andrew Kahn
Its:	Manager

PARTNERS FOR GROWTH III, LLC

By:	/s/ Andrew Kahn
Name:	Andrew Kahn
Its:	Manager

PFG EQUITY INVESTORS, LLC

By:	/s/ Andrew Kahn
Name:	Andrew Kahn
Its:	Manager

/s/ Andrew Kahn
Andrew Kahn

/s/ Donald M. Campbell
Donald M. Campbell

/s/ Jason Georgatos
Jason Georgatos

SVB FINANCIAL GROUP

By:	/s/ Michael Descheneaux
Name:	Michael Descheneaux
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 99.1	Joint Filing Agreement, dated as of February 14, 2014, by and among each of the Reporting Persons.

Exhibit 99.2	Loan and Security Agreement, dated July 17, 2013, by and among Selway Capital Acquisition Corporation, Healthcare Corporation of America and Partners For Growth, III, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 23, 2013).

Exhibit 99.3	Forbearance, Waiver and Modification No. 1 to Loan and Security Agreement, dated December 31, 2013, by and among Healthcare Acquisition Corporation of America, a Delaware corporation (f/k/a Selway Capital Acquisition Corporation), Healthcare Corporation of America, a New Jersey corporation, Prescription Corporation of America, PCA Benefits, Inc. and Partners For Growth, III, L.P. (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed by the Issuer with the SEC on January 3, 2014).

Exhibit 99.4	Senior Convertible Promissory Note, dated July 17, 2013, in favor of Partners For Growth, III, L.P. (incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed by the Issuer with the SEC on July 23, 2013).

Exhibit 99.5	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed by the Issuer with the SEC on July 23, 2013).

Exhibit 99.6	Form of Conditionally Exercisable Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed by the Issuer with the SEC on July 23, 2013).

Exhibit 99.7	Powers of Attorney for Partners for Growth III, LLC, Partners for Growth III, L.P., Andrew Kahn and Donald M. Campbell (incorporated by reference to Exhibit 99.5 to the Schedule 13G filed by such Reporting Persons with the SEC on August 5, 2013).

Exhibit 99.8	Power of Attorney for PFG Equity Investors, LLC and Jason Georgatos, dated as of February 14, 2014.

Exhibit 99.1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

     Date: February 14, 2014

PARTNERS FOR GROWTH III, L.P.
By: Partners for Growth III, LLC
Its: General Partner

By:	/s/ Andrew Kahn
Name:	Andrew Kahn
Its:	Manager

PARTNERS FOR GROWTH III, LLC

By:	/s/ Andrew Kahn
Name:	Andrew Kahn
Its:	Manager

PFG EQUITY INVESTORS, LLC

By:	/s/ Andrew Kahn
Name:	Andrew Kahn
Its:	Manager

/s/ Andrew Kahn
Andrew Kahn

/s/ Donald M. Campbell
Donald M. Campbell

/s/ Jason Georgatos
Jason Georgatos

SVB FINANCIAL GROUP

By:	/s/ Michael Descheneaux
Name:	Michael Descheneaux
Title:	Chief Financial Officer

     Exhibit 99.8

POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Gregory C. Smith and Melissa Schmelzer, each of the law firm of Woodside Counsel PC, signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, in the undersigned’s capacity as a beneficial owner of shares of common stock of Healthcare Corporation of America, a Delaware corporation (the “Company”), any Schedule 13D or Schedule 13G, and any amendments, supplements or exhibits thereto (including any joint filing agreements) required to be filed by the undersigned under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and any Forms 3, 4, and 5 and any amendments, supplements or exhibits thereto required to be filed by the undersigned under Section 16(a) of the Exchange Act; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D, Schedule 13G, Form 3, 4, or 5 and timely file such forms with the United States Securities and Exchange Commission and any stock exchange on which the shares of common stock of the Company are listed on or approved for quotation in, if any; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 and Section 16 of the Exchange Act.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports or schedules under Section 13 or Section 16 of the Exchange Act with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of February, 2014.

PFG EQUITY INVESTORS, LLC

By:	/s/ Andrew Kahn
Name:	Andrew Kahn
Its:	Manager

/s/ Jason Georgatos
Jason Georgatos